Milam Foster Newby  mnewby@velaw.com
Tel +1.512.542.8846  Fax +1.512.236.3240

VIA EDGAR

December 23, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:                            Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 5, 2013
File No. 1-00368

Dear Mr. Schwall:

On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we hereby acknowledge receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated December 18, 2013, relating to CWEI’s Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).

We are working with CWEI to prepare a response to the Comment Letter and furnish the requested information to the Staff.  In light of the upcoming holiday and travel commitments of the senior staff of CWEI, whose input is essential in preparing a response to the Comment Letter, CWEI will be delayed in furnishing its response to the Staff.  CWEI respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comment.  CWEI expects to file its response to and furnish all information required by the Comment Letter no later than Friday, January 17, 2014.

Very truly yours,

/S/ MILAM F. NEWBY

Milam F. Newby

Vinson & Elkins LLP Attorneys at Law	2801 Via Fortuna, Suite 100
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